Filed Pursuant to Rule 433

Registration No. 333-207668

Citizens Financial Group, Inc.

$750,000,000

4.300% Subordinated Notes due 2025

Term Sheet

November 30, 2015

The following information relates to Citizens Financial Group, Inc.’s offering of its 4.300% Subordinated Notes due 2025 and should be read together with the preliminary prospectus supplement dated November 30, 2015 and the accompanying prospectus dated October 29, 2015 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	Citizens Financial Group, Inc. (the “Issuer”)

Title of Security:	4.300% Subordinated Notes due 2025 (the “Notes”)

Principal Amount:	$750,000,000

Expected Security Ratings*:	NR / BBB (stable) / BBB (stable) (Moody’s / S&P / Fitch)

Trade Date:	November 30, 2015

Settlement Date:	December 3, 2015 (T+3)

Maturity:	December 3, 2025

Coupon:	4.300%

Interest Payment Dates:	Semi-annually on June 3 and December 3, beginning on June 3, 2016

Issue Price:	99.895%

Benchmark Treasury:	2.250% due November 15, 2025

Benchmark Treasury Price / Yield:	100-10+ / 2.213%

Spread to Benchmark Treasury:	210 basis points

Yield to Maturity:	4.313%

Subordination:	The Notes will be unsecured and subordinated. See “Description of the Notes –Ranking” in the Preliminary Prospectus

Redemption:	At any time on or after November 3, 2025 (30 days prior to their maturity date), the Notes may be redeemed, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date

Underwriters’ Commission:	0.450%

Proceeds to Issuer (before expenses):	$745,837,500

CUSIP / ISIN:	174610 AK1/US174610AK19

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC
RBS Securities Inc.
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting Credit Suisse Securities (USA) LLC, toll free at 1-800-221-1037, RBS Securities Inc. at 1-866-884-2071, Morgan Stanley & Co. LLC at 1-866-718-1649 or Citigroup Global Markets Inc. at 1-800-831-9146 .

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